







GLOBAL MARKETING EXECUTIVE
BRAND BUILDER & STORYTELLER
PERFORMANCE MARKETING SOLUTIONS

Shuchi Sarkar (She/Her) · 2nd

Chief Marketing Officer | Global Marketing Executive for Fortune 500 Brands & Start-ups | Forbes Communications Council | Tech, BioTech, SaaS, B2B/B2C Performance Marketing

Palo Alto, California, United States · Contact info

2,799 followers · 500+ connections

1 mutual connection: Jeff Dion

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Creo

Institute of Management Technology, Ghaziabad

Featured

Link

Council Post: How Marketers Can Work Effectively In Larg...
Forbes
If you work in a large organization, the title of my article will be very familiar to you. Large companies tend to have complex reporting and working relationships.

Link

Council Post: Five Tips For Successful Transformation...
Forbes
Creating change and transformation can be very rewarding, but it's not just about the business or awards. It's equally important to make your people and your team fe...

Post

My first trip back to India in over 2 years gave me time to...

Humans
Shuchi Sarkar on LinkedIn · 3 min...
101 | 36 comments

Activity

2,799 followers

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Shuchi Sarkar reposted this · 1d

Its exciting but tough creating a new category. We need support from all our friends and family. Do consider investing even 100 or 200 dollars in Bud Love. It will be worth it

1

Shuchi Sarkar posted this · 2d

Monica Caldas is an IT professional passionate about DEI and talent upskilling, and shares her expertise in this excellent interview. She believes that affinity groups like "Women in Tech" are excellent ways to deve ...show more

Tech talent development rests on DEI, upskilling, teamwork
techtarget.com · 5 min read

2

Shuchi Sarkar posted this · 2d

The fact that more and more large brands are embracing the metaverse should tell you something: it's a smart business move. Staying stagnant in your business endeavors is a guaranteed way to fall behind com| ...show more

Disney Is Diving Into Web 3.0 and the Metaverse: Here's What That Means
nasdaq.com · 3 min read

3

Shuchi Sarkar reposted this · 6d

Friends and colleagues. This is an amazing new category, very much in line with Mixology and Perosnalization consumer trends out there. Do try our product and invest n Bud Love through our Wefunder campaiç ...show more

Introducing Bud Love, the world's first cannabis mixer.

7 | 1 comment

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About

Global Marketing Executive with 25+ years of progressive leadership experience building, scaling, and transforming Fortune 500 & Start-up B2B & B2C brands. My work has traversed the Americas, Asia-Pacific, and Europe. Proven track record leading global, diverse teams to build and accelerate businesses into new international markets; driven by data, creative storytelling, and customer engagement, which results ir ...see more

Experience


Chief Marketing Officer
Creo · Full-time
Jan 2020 - Present · 2 yrs 10 mos
San Deigo

• Oversaw company valuation process in 2021, set at $175M, without a product or proprietary technology by leveraging only our brand narrative   ...see more


Creo Ingredients
Creo is an ingredient company that produces rare and novel cannabinoids using the age-old natural process of fermentation, coupled with cutting-edge technolo...


Member
Chief
Jul 2022 - Present · 4 mos

I've just joined Chief, a private network built to drive more women into positions of power and keep them there. Chief is the only organization specifically designed for the most powerful women execu ...see more


Expert-in-Residence
Rippleworks
May 2022 - Present · 6 mos

RippleWorks pairs leading Technology and Business Executives with promising Social Ventures to jointly solve immediate and critical scaling challenges in order to accelerate impact. Through short-' ...see more


Official Member
Forbes Communications Council · Freelance
Jul 2021 - Present · 1 yr 4 mos


Advisory Board Member
Gosling Media, LLC
Jun 2021 - Present · 1 yr 5 mos

Show all 16 experiences →

Education


Institute of Management Technology, Ghaziabad
Master of Business Administration - MBA, Management
Activities and societies: Part of the Placement Committee, the Cultural Forums and driving the Marketing fairs with Industries


Apeejay Stya Education (Svran Foundation)
All India Senior Secondary, Humanities/Humanistic Studies
Grade: 12
Activities and societies: Head Girl of school
Member od debating society, drama, dance and social service


Shriram College of Commerce
B. A (Hons) Eco, Economics
Activities and societies: College Cultural Secretary
Member of college debating and dram ...see more

Volunteering


Fundraising/Volunteering
Youth Community Services
Aug 2016 - Present · 6 yrs 4 mos
Social Services


Board Member
Mother Symposium
Children


Marketing Chair
Saloni Heart Foundation
Mar 2020 - Present · 2 yrs 9 mos
Children

Saloni Heart Foundation is a non-proft dedicated to helping kids with congenital heart diseases in India. They help provide second opinions via some of the top paediatric surgeons in the world as we ...see more

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Licenses & certifications


Change Management and Transformation
HP
Issued May 2018 · No Expiration Date
Credential ID Leader in Change Management and Transformation


Aspen Institute Course for Leadership Development
HP
Issued Apr 2017 · No Expiration Date
Credential ID Leadership Development


Advanced Leadership Course
Hewlett Packard Enterprise

Show all 4 licenses & certifications →

Skills

Strategy
Endorsed by Antonio Lucio and 10 others who are highly skilled at this

 Endorsed by 18 colleagues at HP

48 endorsements

Demand Generation
Endorsed by Ivy Liang who is highly skilled at this

 Endorsed by 5 colleagues at HP

16 endorsements

Digital Marketing
 Endorsed by 2 colleagues at HP

7 endorsements

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Recommendations

Received   Given

Rik Haslam · 3rd
Executive Creative Partner at Brandpie
December 6, 2021, Shuchi was Rik's client

I've had the pleasure of working with Shuchi during her time at both Creo and HP. Shuchi's goal is always to create extremely creative, distinctive and effective brands and communications. Her focus on excellence makes her an inspiration to partner with. She always challenges me to do my best work and she has extremely good judgement. It's rare to find people who can push you to be better wh ...see more

Antonio Lucio 🔗 · 3rd
Principal & Founder 5SDiversity. Executive Fellow at Yale SOM . Board member: Express,Vidmob and Adweek. Former Global CMO Meta, HP Inc, Visa and Pepsico Int.
October 5, 2021, Antonio was senior to Shuchi but didn't manage Shuchi directly

Shuchi is a great leader. She has a great analytical mind and effective team management skills. She consistently delivers her goal . She can articulate a clear and inspiring vision while achieving the right balance between empowerment and support . Shuchi is also a great role model.

Reeti Malhotra · 3rd
Global Tech Marketer
May 15, 2020, Shuchi was senior to Reeti but didn't manage Reeti directly

I have had the privilege of working in India under Shuchi 's global GSB org.Shuchi led the transformation of GSB marketing globally and drove a big remarkable change. She is a highly inspiring fearless leader who goes all the extra mile to enable team to take risks and deliver results. She is great people manager who always ensured team learning and development goes hand in hand with the individual lev ...see more

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Honors & awards

Digital Marketer of the Year
Issued by Women In Marketing · Feb 2017

 Associated with HP

Cannes Silver-Direct Marketing
Issued by Cannes Council · Sep 2006

 Associated with HP India Sales Pvt Ltd

For a HP Direct Mail

Cannes Bronze
Issued by Cannes Ad Council · Sep 2000

 Associated with Compaq Computer Corporation

TV Commerical - Compaq Consumer PC

Show all 5 honors & awards →

Languages

English
Native or bilingual proficiency

Hindi
Native or bilingual proficiency

Organizations

MavenIndex
Advisory Board Member · Mar 2021 - Present

Advisory Board Member to MavenIndex, an organization devoted to econimically empower women

Causes

Poverty Alleviation

Interests

Influencers Companies   Groups   Schools

 **Chris Capossela** [in] · 2nd
EVP & Chief Marketing Officer at Microsoft
155,444 followers

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 **Andreas von der Heydt** [in] · 2nd
Member of the Executive Board - International
478,229 followers

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